As filed with the Securities and Exchange Commission on December 8, 2014
Securities Act File No. 333-197857
Investment Company Act File No.  811-22501

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________
FORM N-14

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No.	1
(Check appropriate box or boxes)

BLACKROCK RESOURCES & COMMODITIES STRATEGY TRUST
(Exact name of registrant as specified in charter)
100 BELLEVUE PARKWAY WILMINGTON, DELAWARE 19809
(Address of Principal Executive Offices)

(800) 882-0052
(Area Code and Telephone Number)

John M. Perlowski
President and Chief Executive Officer
BlackRock Resources & Commodities Strategy Trust
55 East 52nd Street
New York, New York 10055
(Name and Address of Agent for Service)
_____________
Copies to:
Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116	Janey Ahn, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, New York 10022

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on September 23, 2014 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-197857 and 811-22501), are incorporated herein by reference.

This amendment is being filed in order to (i) file, as Exhibit 11 to this Registration Statement, the opinion and consent of special counsel for the Registrant, regarding the legality of the securities being offered pursuant to this Registration Statement; and (ii) file, as Exhibit 12 to this Registration Statement, the tax opinion of special U.S. federal income tax counsel for the Registrant.

PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock Resources & Commodities Strategy Trust (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-197857), as filed with the Securities and Exchange Commission on September 17, 2014, which information is incorporated herein by reference.
ITEM 16.  Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)	Agreement and Declaration of Trust of the Registrant, dated November 19, 2010 (a)

(2)	Bylaws of the Registrant, dated November 19, 2010 (b)

(3)	Not applicable

(4)	Form of Agreement and Plan of Reorganization (c)

(5)(a)	Portions of the Agreement and Declaration of Trust and the Amended and Restated Bylaws of the Registrant defining the rights of stockholders*

(5)(b)	Form of Specimen Certificate (d)

(6)(a)	Investment Management Agreement (e)

(6)(b)	Investment Advisory Fee Waiver Agreement (f)

(6)(c)	Sub-Investment Advisory Agreement*

(7)	Not applicable

(8)	Form of Second Amended and Restated Deferred Compensation Plan*

(9)(a)	Custodian Agreement*

(9)(b)	Foreign Custody Manager Agreement*

(10)	Not applicable

(11)	Opinion and Consent of special counsel for the Registrant***

12(a)	Tax opinion relating to Registrant’s reorganization with BlackRock Real Asset Equity Trust***

(b)	Tax opinion relating to Registrant’s reorganization with BlackRock EcoSolutions Investment Trust***

(13)(a)	Transfer Agency and Service Agreement*

(13)(b)	Administration and Accounting Services Agreement*

(13)(c)	Form of Second Amended and Restated Securities Lending Agency Agreement*

(14)	Consent of independent registered public accounting firm for the Registrant**

(15)	Not applicable.

(16)	Power of Attorney, dated July 30, 2014*

(17)	Form of Proxy Cards for the Funds*

*	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on August 5, 2014.
**	Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed on September 17, 2014.
***	Filed herewith
(a)	Filed as Exhibit (a) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on February 11, 2011.
(b)	Filed as Exhibit (b) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on February 11, 2011.
(c)	Included in the Statement of Additional Information as Appendix A.
(d)	Filed as Exhibit (d) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed on March 25, 2011.
(e)	Filed as Exhibit (g)(1) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed on March 25, 2011.
(f)	Filed as Exhibit (g)(3) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed on March 25, 2011.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 8th day of December 2014.

BLACKROCK RESOURCES & COMMODITIES STRATEGY TRUST
By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer
As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ John M. Perlowski	President and Chief Executive Officer	December 8, 2014
John M. Perlowski

/s/ Neal J. Andrews	Chief Financial Officer	December 8, 2014
Neal J. Andrews

*	Trustee	December 8, 2014
Michael J. Castellano

*	Trustee	December 8, 2014
Richard E. Cavanagh

*	Trustee	December 8, 2014
Frank J. Fabozzi

*	Trustee	December 8, 2014
Kathleen F. Feldstein

*	Trustee	December 8, 2014
James T. Flynn

*	Trustee	December 8, 2014
Jerrold B. Harris

*	Trustee	December 8, 2014
R. Glenn Hubbard

*	Trustee	December 8, 2014
W. Carl Kester

*	Trustee	December 8, 2014
Karen P. Robards

*	Trustee	December 8, 2014
Paul L. Audet

*		Trustee	December 8, 2014
Henry Gabbay

*By:	/s/ John M. Perlowski	Attorney-in-Fact	December 8, 2014
John M. Perlowski

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

11	Opinion and Consent of Special Counsel for the Registrant

12(a)	Tax opinion relating to Registrant’s reorganization with BlackRock Real Asset Equity Trust
(b)	Tax opinion relating to Registrant’s reorganization with BlackRock EcoSolutions Investment Trust